

Mail Stop 4720

September 22, 2017

John Macke
Principal Financial Officer
Merchants Bancorp
11555 North Meridian Street, Suite 400
Carmel, IN 46032

  Re: Merchants Bancorp
     Amendment No. 1 to
     Draft Registration Statement on Form S-1
     Submitted September 12, 2017
     CIK No. 0001629019

Dear Mr. Macke:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

"Liquidity risks could affect operations and jeopardize our business, financial condition, and results of operations," page 19

1. We note your revisions in response to comment 5. In order to provide appropriate context to investors, please disclose the risks that brokered deposits specifically present compared to other sources of funding.

John Macke
Merchants Bancorp
September 22, 2017
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operation

Loan Origination Guidelines, page 50

2. We note your disclosure that commercial and commercial real estate loans are underwritten in accordance with "appropriate loan to value and debt service coverage ratios, and include other financial covenants including leverage ratios where we deem necessary." Please revise your disclosure to discuss the loan-to-value, debt coverage ratio or leverage ratio ranges specified by your underwriting policy.

Interest Rate Risk, page 79

3. We note your response to comment 7 and the revised disclosures on page 80. Please expand your disclosure to specify the policy limits for interest rate risk set by the Asset-Liability Committee of the board of directors. Describe what remediation actions could be taken if you were not within your policy limits.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Michael J. Messaglia, Esq.